Witel
1800 Century Park East, Suite 600
 Los Angeles, CA 90067 Tel
 (403) 998-1677

September 26, 2007

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
Mail Stop 3720
Washington, DC 20549
Attention: Paul Fischer, Esq.

Re:	WiTel Corp. (the "Registrant") REGISTRATION FILE NO. 333-145134

Dear Mr. Fischer:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form SB-2 be accelerated so that it will be declared effective on September 26, 2007 or as soon as practicable thereafter.

Please notify Donald P. Hateley, Esq., of Hateley & Hampton, APC, counsel to the undersigned, at (310) 576-4758 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

WITEL, CORP.

By:  /s/ James E. Renton

James E. Renton
Chairman, President &Chief Executive Officer